CLEARLY CANADIAN BEVERAGE CORPORATION
Proforma Consolidated Statement of Earnings
(Unaudited)
(Expressed in thousands of United States dollars, except for share and per share amounts)

For the three months ended March 31, 2007 and 2006

	Proforma (Unaudited)	(Unaudited)
	March 31, 2007	March 31, 2006

Sales	$2,557	$1,702

Cost of sales	2,000	1,342

Gross profit	557	360

Expenses:
Selling, general and administration expenses	2,772	2,511
Amortization of property, plant and equipment	24	32
Royalty revenue	-	(59)
Interest income	(63)	-
Other (income) expense	(7)	(32)
Financing costs	-	65
Interest on short-term debt	5	91
Interest on long-term debt	2	10
Interest on acquisition debt	33	-
Gain on sale of investments	-	(201)
Restructuring	-	(13)
	2,766	2,404

Loss for the period	$(2,209)	$(2,044)

Loss per share, basic and diluted	$(0.12)	$(0.29)

Weighted average number of shares outstanding	18,836,629	7,072,681

See accompanying notes to proforma consolidated financial statements.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Proforma Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Three months ended March 31, 2007

1.	Operating Result :

The proforma include result of operations of DMR Food Corporation, My Organic Baby Inc., Clearly Canadian Beverage Corporation, CC Beverage (US) Corp. Blue Mountain Springs Ltd. and Clearly Canadian Beverage (International) Corp. for the period January 1, 2007 to March 31, 2007.

2.	Proforma presentation

These interim financial statements have been prepared in accordance with accounting principles generally accepted in United States.

The accompanying proforma Financial Statements for the three months ended March 31, 2007 have not been reviewed or audited by the Company’s Auditors.